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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 50492

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01-01-2003___ AND ENDING ___12-31-2003___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PORT SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2901 W. COAST HIGHWAY, #300
                            (No. and Street)

NEWPORT BEACH, CA. 92663
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD LEMMON JR.   (949) 574-9286
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERGEVIN, BRUCE EMILE
            (Name – if individual, state last, first, middle name)

736 EAST CHAPMAN AVENUE ORANGE, CA. 92866
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 3 1 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ RICHARD LEMMON, JR. _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ PORT SECURITIES, INC. _____, as
of _____ DECEMBER 31 _____, 20__03___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PORT SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

PORT SECURITIES, INC.

CONTENTS

BRUCE EMILE BERGEVIN
CERTIFIED PUBLIC ACCOUNTANT
736 EAST CHAPMAN AVENUE
ORANGE, CALIFORNIA 92866
(714) 532-9892
(714) 532-9867 FAX

Board of Directors
Port Securities, Inc.
Newport Beach, California

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying Statement of Financial Condition of Port Securities, Inc. as of December 31, 2003 and the related Statements of Income, Changes in Stockholders' Equity and Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with United States generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Port Securities, Inc., at December 31, 2003 and the results of their operations and their cash flows for the year then ended in conformity with United States generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules A, B and C is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bruce E. Bergevin,
Certified Public Accountant

February 11, 2004

PORT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Current Assets		
Cash		48,139
Accounts receivable-trade		2,084
Prepaid expenses		1,369
Total Current Assets		51,592
Furniture and fixtures	6,136	
Less accumulated depreciation	<4,385>	1,751
Other Assets		
Deposits	500	500
Total Assets		53,843

LIABILITIES & STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts payable		4,144
Payroll taxes payable		2,656
Total Current Liabilities		6,800
Stockholder's Equity		
Common stock, 1,000 shares		
authorized, 51 shares issued		
& outstanding, no par value	1,500	
Additional paid-in capital	27,000	
Retained earnings	18,543	47,043
Total Liabilities and Stockholder's Equity		53,843

The accompanying footnotes are an integral
part of these financial statements. Page 2 of 9

PORT SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Income

Commissions		195,246
Total Income		195,246
General and Administrative Expenses (page 9)		165,173
Income from operations		30,073
Other Income <Expense>		
Sublet rental income	450	
Total other income <expenses>		450
Profit Before Income Taxes		30,523
Provision for Income Taxes		800
Net Profit		29,723

PORT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid- in Capital	Accumulated Adjustments Account
Balance, 12-31-2002	1,500	27,000	< 7,180>
Net profit			29,723
Dividends paid			< 4,000>
Balance, 12-31-2003	1,500	27,000	18,543

The accompanying footnotes are an integral
part of these financial statements. Page 4 of 9

PORT SECURITIES, INC.
STATEMENT OF CASH FLOWS USING THE INDIRECT METHOD
FOR THE YEAR ENDED DECEMBER 31, 2003

Net cash flow from operating activities:

Net Profit	29,723	
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation	891	
Increase in receivables	< 573>	
Decrease in prepaid expenses	450	
Increase in accounts payable/ accrued expenses	3,839	
Net cash flows from operating activities		34,330

Cash flows from investing activities:

Collection on note	4,000	
Net cash flows from investing activities		4,000

Cash flows from financing activities:

Payment of cash dividend	< 4,000>	
Net cash flows from investing activities		< 4,000>
Increase <Decrease> in cash and cash equivalents		34,330
Cash and cash equivalents, beginning		13,809
Cash and cash equivalents, ending		48,139

Additional disclosures:
Cash paid during the year for:

Income taxes:	800	
Interest:	0	

The accompanying footnotes are an integral
part of these financial statements.

1.   **Significant accounting policies:**

Organization
The Company, a registered broker/dealer in securities, was incorporated under the laws of the State of California on July 9, 1997. The Company is an introducing broker who clears all transactions with and for customers on a fully disclosed basis and does not handle customer funds or securities. The Company is a member of the National Association of Securities Dealers, Inc., and is registered with the Securities Investor Protection Corporation.

The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3 (k) (2) (ii).

Accounts receivable
No allowance for doubtful accounts has been made as required by generally accepted accounting principles. Because of the nature of the business, once income has been earned, payment is more than likely to be received. The Company has an excellent experience in collection of receivables.

Furniture and fixtures
Furniture and fixtures are stated at cost. Depreciation is computed using the straight line method. The estimated lives of the depreciable assets range from five to seven years. Depreciation expense for the year is $891. Expenditures for renewals and betterment are capitalized and maintenance and repairs are charged against income. Upon sale or retirement of depreciable properties, the related cost and accumulated depreciation are removed from the accounts. Any gain or loss on sale or retirement is reflected in current earnings.

PORT SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
(CONTINUED)
DECEMBER 31, 2003

Income taxes

The books and records are kept on an accrual basis for both accounting and income tax purposes. For tax purposes, securities and investments are valued at market. Gains and losses on securities held for sale are recognized though not realized. Gains and losses on securities held for investments are not recognized until actually sold or disposed of. The unrecognized gain on investments as of December 31, 2003 was $0.

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income tax on their respective shares of the Company's taxable income. The Company is a Subchapter S corporation in the State of California. Under those provisions, the Company pays a 1.5% tax on its income. The Shareholders are liable for individual state income taxes on their respective shares of the Company's taxable income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

2.   **Deferred income taxes**

The company provides for deferred taxes on timing differences between amounts reported for financial and income tax purposes. Such differences relate principally to recognizing profits on the value of investments (mark to market) and depreciation methods. There are currently no material timing differences.

3.   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 the Company had the specifically defined net capital of $43,423 which was $38,423 in excess of its required net capital of $5000. The company's net capital ratio was .16 to 1.

4.   **Commitments and contingencies**

In the normal course of business the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharged the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions. The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which is conducts business.

The Company is currently operating under a month to month standard commercial lease for use of it's current office space.

PORT SECURITIES, INC.
GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2003

General and administrative expenses

Officer salary	14,450
Advertising	1,700
Automobile	3,508
Bank charges	15
Clearing charges	38,912
Commissions	34,009
Dues/subscriptions/fees	635
Depreciation	891
Education	120
Equipment/quotation rental	2,573
Insurance	2,292
Licenses	316
Office expense	1,682
Postage	507
Professional services	4,124
Regulatory fees	1,840
Rent	9,420
Repairs and Maintenance	1,500
Sales promotion	17,247
Taxes-personal property	42
Taxes-payroll	1,623
Travel	23,829
Telephone	3,938
	165,173

BRUCE EMILE BERGEVIN
CERTIFIED PUBLIC ACCOUNTANT
736 EAST CHAPMAN AVENUE
ORANGE, CALIFORNIA 92866
(714) 532-9892
(714) 532-9867 FAX

Auditor's Report on Internal
Control Required by SEC Rule 17a-5

Board of Directors
Port Securities, Inc.

I have audited the accompanying financial statements of Port Securities, Inc. as of and for the year ended December 31, 2003, and have issued my report thereon dated February 11, 2004. My audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules A, B and C is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In planning and performing my audit of the financial statements of Port Securities, Inc. for the year ended December 31, 2003 I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(11) and the reserve required by rule 15c3-3(e). I did not study the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13; nor complying with the requirements for prompt payment for securities under Section 8 of the United States Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; nor in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, as the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

EXHIBIT A

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the United States of America's Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other United States regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bruce E. Bergevin,
Certified Public Accountant

February 11, 2004

EXHIBIT A

PORT SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Computation of Net Capital

Total stockholder's equity 47,043

Deductions and/or charges
    Non-allowable assets:

Other assets	500	
Prepaid expenses/deposits	1,369	
Equipment - net	1,751	
Total non allowable assets		< 3,620>

Net capital before haircuts on securities 43,423

Haircuts on securities
    Other securities 0

Net capital 43,423

Computation of Basic Net Capital Requirement

Minimum net capital required 5,000

Excess net capital 38,423

Excess net capital at 1000% (net
    capital less 10% of aggregate
    indebtedness) 42,743

Computation of Aggregate Indebtedness

Items included in statement of
    financial condition

Accrued liabilities and expenses 6,800

Total aggregate indebtedness 6,800

Ratio of aggregate indebtedness
    to net capital .16 To 1

EXHIBIT B

PORT SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
(CONTINUED)
DECEMBER 31, 2003

Reconciliation with Company's Computation of Net Capital
SEC Rule 17a-5(d) (4)

Net capital per December 31, 2003
     FOCUS II (unaudited)   43,424

Rounding   1

Net Capital-December 31, 2003
  per Audit Report   43,423

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS

Port Securities, Inc. relies on Section (k) (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of this rule

EXHIBIT C